SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's 012 Smile.Communications Enters Israel's Over $1B Local Telephony Market With Nationwide Launch of Domestic Telephony Service dated May 24, 2007.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's 012 Smile.Communications Enters Israel's Over $1B
Local Telephony Market With Nationwide Launch of Domestic Telephony Service

Thursday May 24, 10:08 am ET

Kick-Off to Feature NIS 3.5M Marketing Campaign

PETACH TIKVA, Israel, May 24 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq
NMS: IGLD and TASE: IGLD) today announced that its subsidiary, 012 Smile.Communications, will launch its nationwide VOB (Voice Over Broadband) domestic telephony marketing campaign. 012 Smile.Communications is the first Israeli ISP to enter the local telephony market which is valued at more than $1 billion per year.

The launch of the new service follows the success of field trials during which the 012 Smile.Communications attracted more than 16,000 subscribers without almost any marketing. Having recently become the first ISP to receive a permanent unlimited VOB license, the 012 Smile.Communications is now ready to extend the service. With the goal of quickly establishing a strong market share, the Company has prepared a NIS 3.5 million promotional campaign and has strengthened its customer and technological support capabilities.

Branded as "072", 012 Smile.Communications will differentiate this service by offering a broad range of cost-effective features. With no fixed charges, free calling between 072 subscribers, the market's lowest per-minute tariffs, and a variety of free digital services (voice mail, caller-ID, call waiting, smart call filtering, smart call follow-me, Internet-based profile management, etc.), it is expected that use of the service will save average subscribers hundreds of shekels per year compared to their current domestic telephony subscription plans.

"We are excited to bring a new era of domestic telephony services to the Israeli consumer," said Ms. Stella Handler, CEO of 012 Smile.Communications. "Recognizing the opportunity, over the past few years, we have invested more than NIS 30 million in VOB technology and field trials. As a result, we are now ready to bring a new level of domestic telephony services into the Israeli market - services that bring consumers the highest value as well as the highest quality available anywhere. We are confident that consumer response will be positive, enabling us to establish a strong presence in this huge new market for us."

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 012 Smile.Communications 100% owned subsidiary is one of Israel's major Internet and International Telephony service providers, and one of its largest providers of enterprise/IT integration services. Its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

Note A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of March 31, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2007 (NIS 4.155 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

    For further information, please contact:

    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-72-200-3848
    idita@co.zahav.net.il








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 24, 2007